EXHIBIT 99.3

BY-LAW AMENDMENTS

BY-LAW NUMBER TWO

A By-Law to Amend By-Law Number One
of
IAMGOLD CORPORATION
(the “Corporation”)

BE IT ENACTED as a by-law of the Corporation as follows:

1.	Section 9.12 - Quorum of By-Law Number One is repealed in its entirety and replaced with the following:

Section 9.12 Quorum

The quorum for the transaction of business at any meeting of the shareholders shall be two persons present at the opening of the meeting who are entitled to vote thereat either as shareholders or as proxy holders and holding or representing not less than twenty-five per cent of the outstanding shares of the Corporation carrying the right to vote at such meeting.  If a quorum is not present within such reasonable time (determined by the chairman of the meeting) after the time fixed for the holding of the meeting, the persons present and entitled to vote thereat may adjourn the meeting to a fixed time and place.

2.	The following section is added as a new section to Article Nine of By-Law Number One:

Section 9.24 Nomination of Directors

(a)
Subject only to the Act, and for so long as the Corporation is a distributing corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors,

(i)	by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting;

(ii)
by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii)	by any person (a “Nominating Shareholder”):

(A)
who, at the close of business on the date of the giving of the notice provided for below in this section 9.24 and on the record date for notice of such meeting of shareholders, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(B)	who complies with the notice procedures set forth in this section 9.24.

(b)
In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given timely notice thereof in proper written form to the secretary of the Corporation at the principal executive offices of the Corporation in accordance with section 9.24(g).

(c)	To be timely, a Nominating Shareholder’s notice to the secretary of the Corporation must be made:

(i)
in the case of an annual meeting of shareholders (which includes an annual and special meeting), not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(ii)
in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this paragraph (c).

In no event shall any adjournment or postponement of an annual meeting or a special meeting or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

(d)	To be in proper written form, a Nominating Shareholder’s notice to the secretary of the Corporation must set forth:

(i)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director

(A)	the name, age, business address and residence address of the person,

(B)	the principal occupation or employment of the person,

(C)
the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, and

(D)
any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(ii)
as to the Nominating Shareholder giving the notice, any information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

(e)
No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this section 9.24 and applicable law; provided, however, that nothing in this section 9.24 shall preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any nomination is not in compliance with such foregoing provisions, to declare that such nomination to be defective and that it shall be disregarded.

(f)	For the purposes of this Section 9.24:

(i)
“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com;

(ii)
“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada, and all applicable securities laws of the United States.

(g)
Notwithstanding any other provision of By-Law Number One, notice given to the secretary of the Corporation pursuant to this section 9.24 may only be given by personal delivery, facsimile transmission or by email (at such email address as stipulated from time to time by the secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the secretary at the address of the principal executive offices of the Corporation; provided that if such delivery or electronic communication is made on a day which is a Saturday or a holiday or later than 5:00 p.m. (Toronto time) on a day which is a Saturday or a holiday, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is not a Saturday or a holiday.